FORM N-8F

I. General Identifying Information

1. Reason fund is applying to deregister:

      [  ]        Merger
      [  ]        Liquidation
      [X ]        Abandonment of Registration
      [  ]        Election of status as a Business Development Company

2. Name of fund: Lincoln New York Separate Account T for Variable Annuities

3. Securities and Exchange Commission File No: 811-21041

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

      [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office:

           100 Madison Street, Suite 1860
           Syracuse, NY  13202

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Brian Burke, Counsel
         Lincoln Financial Group
         1300 S. Clinton Street
         Fort Wayne, IN 46802
         260-455-1847

7. Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Rise C.M. Taylor, 2nd Vice President
         Lincoln Life & Annuity Company of New York
         c/o The Lincoln National Life Insurance Company
         1300 S. Clinton Street
         Fort Wayne, IN 46802
         260-455-1311

8. Classification of fund:

      [  ]      Management company;
      [X ]      Unit investment trust; or
      [  ]      Face-amount certificate company.

9. Subclassification if the fund is a management company: N/A

      [  ]        Open-end                           [  ]     Closed-end

10.   State law under which the fund was organized or formed: New York

11. Provide the name and address of each investment adviser of the fund (including the sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Delaware Management Company
         One Commerce Square
         2005 Market Street
         Philadelphia, PA 19103

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Lincoln Financial Advisors Corporation
         1300 S. Clinton Street
         Fort Wayne, IN 46802

13. If the fund is a unit investment trust ("UIT") provide:

      (a)Depositor's name(s) and address(es)

           Lincoln Life & Annuity Company of New York
           100 Madison Street, Suite 1860
           Syracuse, NY  13202

      (b)Trustee's name(s) and address(es)  N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [X]Yes                        [  ]    No

      If Yes, for each UIT state:
         Name(s): Lincoln New York Separate Account T for Variable Annuities File No: 811-21041

         Business Address: 100 Madison Street, Suite 1860
                           Syracuse, NY 13202

15. (a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [  ]     Yes                           [X]      No

        If Yes, state the date on which the board vote took place:

        If No, explain: The Board of Directors does not need to vote on the deregistration of a Unit Investment Trust according to our by-laws.

      (b)Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [  ]     Yes                          [X]      No

         If Yes, state the date on which the shareholder vote took place:

        If No, explain: There have never been any contract owners invested in the Unit Investment Trust.

II.   Distributions to Shareholders - N/A

16. Has the fund distributed any assets to its shareholders in connection with the Merger of Liquidation?

      [  ]        Yes                        [  ]     No

      (a)If Yes, list the date(s) on which the fund made those distributions:

      (b)Were the distributions made on the basis of net assets?

         [  ]     Yes                       [  ]     No

      (c)Were the distributions made pro rata based on share ownership?

         [  ]     Yes                       [  ]     No

      (d)If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


      (e)Liquidations only:
         Were any distributions to shareholders made in kind?

         [  ]     Yes                      [  ]     No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only: N/A Has the fund issued senior securities?

         [  ]     Yes                      [  ]     No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

      [  ]        Yes                      [  ]     No

      If No,
      (a)How many shareholders does the fund have as of the date this form is filed?

      (b)Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

III. Assets and Liabilities - N/A

20. Does the fund have any assets as of the date this form is filed?

      [  ]        Yes                      [  ]     No

      If Yes,
      (a)Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b) Why has the fund retained the remaining assets?

      (c) Will the remaining assets be invested in securities?

           [  ] Yes                        [  ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes                      [  ]     No

      If Yes,
      (a)Describe the type and amount of each debt or other liability:

      (b)How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration - N/A

22. (a)List the expenses incurred in connection with the Merger or Liquidation:

          (i) Legal expenses:

         (ii) Accounting expenses:

         (iii) Other expenses (list and identify separately):

         (iv) Total expenses (sum of lines (i)-(iii) above):

      (b) How were these expenses allocated?

      (c)Who paid those expenses?

      (d)How did the fund pay for unmerited expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes                      [  ]     No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceedings?

      [  ]        Yes                       [X]      No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]        Yes                       [X ]     No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26. (a)State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the
Merger:

      (c) If the merger or reorganization agreement have been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

      The undersigned states that (i) she has executed this Form N-8F application for order under section 8(f) of the Investment Company Act of 1940 on behalf of Lincoln New York Separate Account T for Variable Annuities., (ii) she is the Second Vice President of Lincoln Life & Annuity Company of New York, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

                                     /s/ Rise' C.M. Taylor
                                     Name:  Rise' C.M. Taylor
                                     Title: Second Vice President